FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2022

Commission File Number: 0001840616

New Found Gold Corp.
(Translation of registrant’s name into English)

1430 - 800 West Pender Street
Vancouver, British Columbia
Canada  V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F ______      Form 40-F       X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

New Found Intercepts 18.95 g/t Au Over 5.75m in Near-Surface 60m Step-Out at Keats North and Provides Exploration Update

VANCOUVER, British Columbia--(BUSINESS WIRE)--September 1, 2022--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the results from 17 diamond drill holes that were completed as part of an ongoing systematic drill program exploring a highly prospective segment of the Appleton Fault Zone (“AFZ”) immediately north of the Keats Zone. New Found's 100% owned Queensway project comprises an approximately 1500km2 area, accessible via the Trans-Canada Highway approximately 15km west of Gander, Newfoundland and Labrador.

Keats North Highlights:

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Prospect	Vein/Zone
NFGC-22-570	23.60	26.20	2.60	10.72	Keats N	Enigma
Including	25.00	26.20	1.20	22.80
NFGC-22-665	46.60	52.35	5.75	18.95	Keats N	Enigma
Including	48.25	48.85	0.60	162.5

Table 1: Keats North Drilling Highlights

1Note that the host structures are interpreted to be steeply dipping and true widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

  Keats North refers to an area of ~630m of strike x ~150m in width immediately north of the Keats Main Zone comprised of multiple newly discovered mineralized veins and associated structures that subcrop below a thin cover of glacial till. Several notable structures hosting gold mineralized veining are demonstrating excellent geological continuity and remain open in all directions with very limited drilling below 150m to date (see Figure 1).
  Multiple high-grade gold intervals have been returned from the limited drilling completed so far at Keats North. Preliminary interpretation by the Company demonstrates continuity of high-grade gold mineralization developing in certain areas within these veins, which in some cases is correlated to structural intersections.
  Drilling in the “Enigma” Zone area provides one such example with hole NFGC-22-665 returning 18.95 g/t Au over 5.75m in a step-out hole ~60m northeast along strike from a previously reported intercept of 275 g/t Au over 2.15m in NFGC-22-538 (see May 4, 2022, new release).
  Ongoing drilling at Keats North is designed to further define areas of high-grade mineralization within these gold bearing structures, which remain open along strike and to depth.

VP of Exploration Melissa Render stated: “We are very encouraged by the recent discovery of mineralized veins at Keats North, not only have they been found to span an area of ~630m x ~150m to date, but there is also a direct relationship between Keats North and Keats. These prospects are tied together by two approximately north-south striking fault zones, Umbra and Penumbra, that clearly play a role in producing the spectacular high grades encountered at the north end of Keats Main and extend as far north as the 515 discovery (Figure 1). This area is certainly lighting up with a high success rate in hitting gold mineralization in veining and commonly including visible gold. With continued drilling, these zones are proving to have excellent geological continuity, are open in all directions and with limited drilling below ~150m in this entire corridor, the area remains sparsely drilled. There is significant prospective ground remaining to be tested and to put it into perspective, we are trying to assess an area with a footprint similar to Keats itself. The Keats North discovery provides further confirmation of our big picture exploration thesis: that a substantial damage zone was created in brittle host rocks surrounding the AFZ and exploration work is designed to continue to find and define multiple areas of high-grade gold within this extensive target corridor.”

Exploration Update

  Fourteen drills are turning largely focused along the Queensway North segment of the AFZ. Of note, two drills are working at Keats North, three at Keats Main, three along the west side of the AFZ at various target areas, two south of the Trans-Canada Highway, one at Lotto, one at Lotto North, and one at Big Dave.
  To date 247,520m have been drilled of a 400,000m program. Assays are pending for a total of 38,090m of core with 7,018m from Keats, 8,378m from Keats North, 1,946m from Golden Joint, 1,867m from Lotto, 4,341m from Lotto North, 3,283m from Big Dave, 4,606m from TCH, and the balance from several target areas along the AFZ. The Company will release assays upon receipt of a sufficient number of results from specific areas and zones.
  This week a barge arrived on site that will allow drill testing of the projected extension of high-grade gold mineralization to surface in areas previously inaccessible due to surface water and associated exploration exclusion zones. These surface constraints have left considerable areas untested at both Keats and Golden Joint that will now be easily reached via the barge. Initially, work from the barge will commence at Golden Joint before proceeding to Keats.
  The Company is continuing its extensive QA/QC testing of the Chrysos Photon Assay™ technology. So far, 2,186 samples have been shipped to MSALABS in Val-d’Or for assay utilizing the Chrysos Photon Assay™ technology. Subsequent to photon assay, 560 samples have been submitted to ALS for follow-on screen metallic and fire assay testing. The MSA test program is nearly complete, and the Company will announce the results of this test work and provide an update for its plans for utilizing the Chrysos Photon Assay™ technology in the near future. The benefits of utilizing the Chrysos Photon Assay™ include preservation of the sample for additional assay and testing work, faster turnaround time, lower cost and an environmentally friendly, chemical free, more sustainable replacement for traditional fire assay methods.
  The Giga Shack is nearing completion with a grand opening and move-in scheduled for the coming weeks. This new facility’s core processing capacity will be significantly greater and will allow for faster turnaround of assay results.

Discussion

Mineralization at the Queensway Project is hosted by a fold-thrust sequence of northeast-striking, steeply dipping turbiditic sedimentary rocks deposited and deformed during the closure of the Iapetus Ocean and subsequent continent-continent collision. During this prolonged period of continued shortening, at least two regional-deformation zones developed and include the AFZ and JBP fault zones. The AFZ is interpreted to be a significant, deep-seated thrust fault that strikes southwest across the full 100km+ length of the property and is likely the main conduit for the gold mineralizing fluids, much like the Cadillac-Larder Lake Fault Zone in the Abitibi.

As a result of progressive deformation, the brittle host stratigraphy developed an extensive network of gold-bearing fault zones enveloping the AFZ, the extents of which are not yet known. Higher-grades and widths of gold mineralization occur in areas where there was greater mineralizing fluid flow such as at structural intersections, at dilational openings within fault structures, and along lithological contacts where breakage occurs due to rheological differences in the compressional strength of contrasting sedimentary rock units. A significant amount of the high-grade gold mineralization is interpreted to be epizonal in nature, having been emplaced when tectonic movements resulted in the explosive tapping of deep gold-rich magmatic fluids that rapidly precipitated gold as they migrated towards surface.

The Keats-Baseline Fault Zone (“KBFZ”) is an extensive brittle fault zone that lies to the east of the AFZ and runs slightly oblique to it and has an east-northeast strike (N55°E) and dips to the southeast at approximately 60°. This fault forms an extensive damage zone that is discordant to the stratigraphy, and it controls the development of a complex network of brittle, high-grade gold vein arrays that are epizonal in character. Gold mineralization is characterized by the presence of quartz-carbonate veins with vuggy, stylolitic, and/or brecciated textures which often contain trace amounts of arsenopyrite, chalcopyrite, boulangerite, or pyrite, and which are associated with an NH4 muscovite alteration. A variety of fault and vein orientations have been encountered within and surrounding the KBFZ, forming a complex network of high-grade vein splays bifurcating from the KBFZ and the AFZ. Cross-cutting the Keats Main zone and forming important constituents of the KBFZ network are several conjugate brittle faults that are gold-rich and that create lenses of high-grade gold mineralization. Examples of such structures are the Umbra, Penumbra, Solstice, Eclipse, and 421 zones (Figure 1). The Umbra and Penumbra structures strike approximately north-south and have been intersected over a strike length of approximately 630m and are interpreted to play an important role for concentrating high-grade gold in the Keats North region.

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Prospect	Vein/Zone
NFGC-22-554	52.45	58.00	5.55	2.05	Keats N	Umbra
NFGC-22-568	33.00	36.85	3.85	1.19	Keats N	Enigma
And	54.75	57.00	2.25	3.77
NFGC-22-570	23.60	26.20	2.60	10.72	Keats N	Enigma
Including	25.00	26.20	1.20	22.80
And	31.50	33.55	2.05	1.03
And	57.00	59.00	2.00	3.30
Including	58.00	58.55	0.55	11.71
NFGC-22-572	12.45	16.85	4.40	3.48	Keats N	Enigma
Including	14.95	15.90	0.95	11.60
And	42.00	44.00	2.00	1.68
NFGC-22-588	50.00	52.00	2.00	1.14	Keats N	Apogee/Umbra
And	116.45	119.00	2.55	1.17
And	128.00	130.45	2.45	1.60
And	215.00	217.00	2.00	1.04
NFGC-22-598	66.40	69.00	2.60	1.94	Keats N	Keats Main/Umbra
And	82.00	84.00	2.00	1.64
And	93.40	95.60	2.20	1.95
NFGC-22-605	22.70	25.00	2.30	1.68	Keats N	Keats Main/Umbra
And	37.60	43.00	5.40	4.64
And	78.30	81.00	2.70	1.15
NFGC-22-610[2]	46.55	48.60	2.05	19.34	Keats N	Keats Main/Umbra
Including[2]	47.75	48.30	0.55	65.60
And[2]	93.70	95.70	2.00	1.12
And	100.30	104.75	4.45	1.30
And	139.55	141.55	2.00	1.02
NFGC-22-612	20.30	22.70	2.40	1.53	Keats N	Keats Main/Apogee
NFGC-22-626	No Significant Values				Keats N
NFGC-22-627	No Significant Values				Keats N
NFGC-22-639	15.60	23.00	7.40	3.34	Keats N	Apogee
Including	22.15	23.00	0.85	15.70
And	65.55	68.45	2.90	2.95
Including	67.95	68.45	0.50	15.05
NFGC-22-640	241.50	243.60	2.10	7.26	Keats N	Enigma
Including	242.85	243.60	0.75	19.55
NFGC-22-641	No Significant Values				Keats N
NFGC-22-663	236.00	238.00	2.00	3.20	Keats N	Penumbra
Including	236.75	237.20	0.45	14.20
NFGC-22-665	46.60	52.35	5.75	18.95	Keats N	Enigma
Including	48.25	48.85	0.60	162.50
And	70.50	73.15	2.65	1.12
And	75.45	77.45	2.00	1.05
NFGC-22-675	43.50	46.00	2.50	1.70	Keats N	Umbra/Keats Main
And	75.65	78.25	2.60	7.40
Including	75.65	76.70	1.05	17.42

Table 2: Summary of composite results reported in this press release for Keats North

1Note that the host structures are interpreted to be steeply dipping and true widths are unknown at this time. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as drill thickness.

2 Previously reported interval.

Hole No.	Azimuth	Dip	Length (m)	UTM E	UTM N
NFGC-22-554	300	-45	314	658293	5427940
NFGC-22-568	300	-45	92.75	658210	5427714
NFGC-22-570	300	-45	71.5	658199	5427720
NFGC-22-572	300	-45	89.45	658188	5427726
NFGC-22-588	300	-45	395	658286	5427839
NFGC-22-598	300	-45	130.5	658271	5427578
NFGC-22-605	300	-45	102	658259	5427584
NFGC-22-610	300	-45	312	658283	5427571
NFGC-22-612	300	-45	305	658215	5427638
NFGC-22-626	300	-45	332	658330	5428004
NFGC-22-627	120	-45	212.2	657934	5427742
NFGC-22-639	300	-45	359	658232	5427802
NFGC-22-640	300	-45	261	658295	5427592
NFGC-22-641	300	-45	425	658197	5427678
NFGC-22-663	299	-46	344	658240	5427653
NFGC-22-665	300	-45	158.7	658226	5427762
NFGC-22-675	299	-46	359	658260	5427642

Table 3: Details of drill holes reported in this press release

Queensway 400,000m Drill Program Update

Approximately 62% of the planned 400,000m program at Queensway has been drilled to date with ~38,090m of the core still pending assay results. Fourteen (14) core rigs are currently operating meeting New Found’s targeted drill count for Q2.

Sampling, Sub-sampling, Laboratory, and Discussion

True widths of the intercepts reported in this press release have yet to be determined and further exploration is required. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional variability in true width. Assays are uncut, and composite intervals are calculated using a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 2m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au.

All drilling recovers HQ core. Drill core is split in half using a diamond saw or a hydraulic splitter for rare intersections with incompetent core.

A professional geologist examines the drill core and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0m and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades. Once all sample intervals have been chosen, photos of the wet and dry core are taken for future reference.

Technicians saw the core along the defined cut-line. One-half of the core is kept as a witness sample and the other half is submitted for crushing, pulverizing, and assaying. Individual sample bags are sealed and placed into shipping pails and/or nylon shipping bags, sealed, and marked with the contents.

Drill core samples are shipped to ALS Canada Ltd. (ALS) for sample preparation in Sudbury, Ontario, Thunder Bay, Ontario, or Moncton, New Brunswick; an ISO-17025 accredited laboratory. ALS operates under a commercial contract with New Found.

The entire sample is crushed to approximately 70% passing 2mm. A 3,000g split is pulverized. “Routine” samples do not have visible gold (“VG”) identified and are not within a mineralized zone. Routine samples are assayed for gold by 30g fire assay with an inductively-couple plasma spectrometry (“ICP”) finish. If the initial 30g fire assay gold result is over 1 g/t, the remainder of the 3,000g split is screened at 106 microns for screened metallics assay. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire assayed and two splits of the fine fraction (sized less than 106 microns) are fire assayed. The three assays are combined on a weight-averaged basis.

Samples that have VG identified or fall within a mineralized interval are automatically submitted for screened metallic assay for gold.

All sample pulps are also analyzed for a multi-element ICP package (ALS method code ICP61).

Drill program design, Quality Assurance/Quality Control (“QA/QC”) and interpretation of results are performed by qualified persons employing a rigorous QA/QC program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s Quality Control protocols.

New Found’s Quality Control program also includes submission of the second half of the core for approximately 5% of the drilled intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors of drilling, sampling, or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this news release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated September 1, 2022, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 400,000m drill program at Queensway, now approximately 62% complete. The Company is well funded for this program with cash and marketable securities of approximately $71 million as of September 2022.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to assay results, exploration and drilling, and mineralization on the Company’s Queensway gold project in Newfoundland; the interpretation of assay results, the results of the drilling program, mineralization, and the discovery of zones of high-grade gold mineralization; the timing of future drilling results; core processing capacity; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," “interpreted,” "intends," "estimates," "projects," "aims," “suggests,” "potential," "goal," "objective," "prospective," “possibly,” “preliminary”, and similar expressions, or that events or conditions "will," "would," "may," "can," "could," or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates, and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s Discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: "Collin Kettell"
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: September 1, 2022	By:	/s/ Collin Kettell,
Chief Executive Officer